SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-EIGTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. LOCATION: Rua José Izidoro Biazetto, 158, Bloco A, in the city of Curitiba, Paraná state, with attendance of the Board members via video conferencing. 2. DATE: July 13, 2022 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial standing and budget execution;
II.	watched a preliminary presentation on the 2022 annual work plan of independent auditor Deloitte Touche Tohmatsu Auditores Independentes Ltda. and discussed the subject;
III.	unanimously resolved, after listening to the Statutory Audit Committee, to approve the revision of the Company’s Code of Conduct, with the proposed amendments, and recommended their full disclosure and the provision of training for the applicable audience;
IV.	unanimously resolved, after listening to the Statutory Audit Committee, to approve the revision of the Ethics Committee Charter;
V.	received a semi-annual report on compliance works and discussed the matters presented;
VI.	received a semi-annual report on the Strategic Risk Portfolio, discussed the topics covered and presented its recommendations;
VII.	received a semi-annual report of the Ethics Committee and the Whistleblowing Channel and discussed the matters presented;
VIII.	received up-to-date information and discussed cybersecurity at Copel;
IX.	became aware of the result of the 2022 Annual Tariff Adjustment of Copel Distribuição S.A. and discussed the topic;
X.	obtained the latest information on the adherence of Copel Distribuição S.A. to the “Water Shortage Account”;
XI.	received information on Transmission Auction 01/2022 - ANEEL and analyzed Copel’s participation in the bidding process;
XII.	received a report from the Statutory Audit Committee about various matters and discussed the topics presented;
XIII.	received a report from the Investment and Innovation Committee and discussed the matters presented;
XIV.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters;
XV.	watched a presentation and debated the review of the Company’s Annual Strategic Planning (on the occasion, an external consultancy hired by the Company provided up-to-date information on the Company’s strategic vision for 2030, its corporate developments and portfolio recommendations) and defined next steps, including the holding of new discussions on the topic in upcoming meetings; and
XVI.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 228th Annual Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 20, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.